October 2, 2009

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:         Konami Corporation

Form 20-F for the Fiscal Year Ended March 31, 2009

Filed August 3, 2009

File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated September 22, 2009 commenting on our Form 20-F filed on August 3, 2009. We are in the process of compiling a response to your letter and will submit the letter as soon as practicable, which we expect will be by October 22, 2009. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and
Chief Financial Officer
Konami Corporation

cc:	Jason Niethamer

Christine Davis

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)